EXHIBIT 4

CONSENT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

We consent to the use of our reports dated February 18, 2005 (which audit report expresses an unqualified opinion on the financial statements and includes Comments by Auditors on Canada-United States of America Reporting Differences when there are changes in accounting principles that have a material effect on the comparability of the financial statements such as described in note 2 to the consolidated financial statements), appearing in the Annual Report on Form 40-F of TransGlobe Energy Corporation for the year ended December 31, 2004.

March 28, 2005	/s/ Deloitte & Touche LLP
Calgary, Alberta, Canada	Independent Registered Chartered Accountants